HAN LOGISTICS, INC.

3889 VISTACREST DRIVE

RENO, NEVADA  89509

December 23, 2011

Kevin Woody, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Comment letter dated November 10, 2011, regarding the Annual Report on Form

10-K of Han Logistics, Inc., a Nevada corporation (the “Company”), for the calendar year ended December 31, 2010

Dear Mr. Woody:

I am writing in response to the above-referenced comment letter.  The Company provides its responses to your comments as set forth below:

1.  In this section in future Exchange Act periodic reports, please disclose your status as a shell company, as applicable.

Filed herewith is the Company’s Amendment No. 1 to its Annual Report on Form 10-K for the calendar year ended December 31, 2010.  This amended Annual Report contains a new second sentence under Item 1 to disclose the Company’s status as a shell company.

2.  Please confirm if http://www.hanlogistics.com is your corporate website.  If so, it appears that your disclosure here is not consistent with the information on your website.  Please tell us how you will reconcile the two sources of information.

The above-referenced website does belong to the Company.  Because the website was developed as a marketing tool meant to attract potential clients, it has a generally promotional tone.  However, due to the Company’s current lack of material operations, we have determined to remove some of the more promotional references from the website, such as the statement that the Company is “a leading management consulting firm” and that “we are a group of independent consultants.”

3.  From the cover page, you have indicated that you are a shell company.  In future Exchange Act periodic reports, please discuss the applicability of Rule 144(i) of the Securities Act.

The subheading “Rule 144” under Item 5 of the amended Form 10-K contains expanded disclosure discussing the Rule 144 implications of the Company’s “shell company” status.

4.  Please advise us as to why you believe you are eligible to take advantage of the safe harbors provided by the Private Securities Litigation Reform Act or, alternatively, remove your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act in future filings.

The references to these sections have been removed from Item 7 of the amended Form 10-K.

5.  The audit opinion does not properly refer to “the standards of the Public Company Accounting Oversight Board (United States)” in accordance with PCAOB Auditing Standard No. 1.  Please revise your filing to include a revised audit opinion from your auditors.

The audit opinion has been revised in accordance with this comment.

6.  Please file the demand notes referenced on page 36 as exhibits in accordance with Item 601(b)(4) of Regulation S-K or tell us why you believe you are not required to file these documents.

The demand notes referenced on page 36 are attached as exhibits to the amended Form 10-K.  Please see the Exhibit Index, Item 15.

7.  Please confirm that Amee Han Lombardi is also your principal financial officer and your principal accounting officer or controller.  Please refer to Instruction D of Form 10-K and revise future Exchange Act periodic reports as appropriate.

Amee Han Lombardi is the Company’s principal financial officer and principal accounting officer.  The Signatures section of the amended Form 10-K reflects these capacities.

The Company will ensure that its future periodic reports also contain the above-referenced disclosure.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

HAN LOGISTICS, INC., a Nevada

corporation

By /s/ Amee Han Lombardi

Amee Han Lombardi, President